SEC FILE NUMBER: 000-28082

CUSIP NUMBER: 482738101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

KVH Industries, Inc.

Full name of Registrant

Not Applicable

Former Name if Applicable

50 Enterprise Center

Address of Principal Executive Office (Street and Number)

Middletown, RI 02842

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

We were unable to file our annual report on Form 10-K for the year ended December 31, 2014 in a timely manner because during the process of performing our final internal procedures for the completion of our consolidated financial statements, our management identified certain transactions that required further review. We are completing our review of these transactions and do not expect that they will have any material impact on our previously reported financial results; however, we require additional time to complete our financial reporting process.

We currently expect to file our annual report on Form 10-K within the fifteen day extension period provided by Rule 12b-25, but there can be no assurance that we will be able to file our annual report on Form 10-K by any particular date.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Peter Rendall	(401)	847-3327
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    Yes  ☒    No  ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that our consolidated statement of operations for the year ended December 31, 2014 to be included in the annual report on Form 10-K for the year ended December 31, 2014 will be consistent in all material respects with the changes in our results of operations that we reported in our press release dated March 16, 2015, “KVH Industries Reports Fourth Quarter and Full Year 2014 Results,” which was filed as Exhibit 99.1 to our current report on Form 8-K dated March 16, 2015. The unaudited condensed consolidated statements of operations for the years ended December 31, 2014 and 2013 are incorporated herein by reference.

KVH Industries, Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 16, 2015	By:	/s/ Peter Rendall
Peter Rendall
Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).